UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

General Finance Corporation

(Name of Subject Company)

General Finance Corporation

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

369822101

(CUSIP Number of Class of Securities)

Christopher A. Wilson

General Counsel, Vice President and Secretary

General Finance Corporation

39 East Union Street

Pasadena, CA 91103 (626) 584-9722

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

John M. Rafferty

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

(415) 268-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2021 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by General Finance Corporation, a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by UR Merger Sub VI Corporation, a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of United Rentals (North America), Inc., a Delaware corporation (“URNA”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Merger Sub with the SEC on April 26, 2021, to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of the Company at a price per Share of $19.00 net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated April 26, 2021, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged.

Item 8. Additional Information.

The information set forth in Item 8 — “Regulatory Approvals” of the Schedule 14D-9 is hereby amended and supplemented by replacing the last three sentences of the third paragraph under such heading, with the following sentence:

“On May 21, 2021, the required approval was obtained from the Australian Government under FATA, permitting Merger Sub’s acquisition of Shares in the Offer and the Merger to proceed.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL FINANCE CORPORATION

By:	/s/ Christopher A. Wilson
Name:	Christopher A. Wilson
Title:	General Counsel, Vice President and Secretary

Dated: May 21, 2021